FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002.

TAT TECHNOLOGIES LTD.

(Exact Name of Registrant as specified in its Charter)

P.O.BOX 80, GEDERA 70750
ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable.

Item1. Earnings for the three and six month periods ending June 30, 2002.

On August 7, 2002, TAT Technologies Ltd. (NASDAQ/NMS: TATTF, TATWF), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories, mainly used in aircraft, reported a net profit of $1,098,443 on sales of $6,659,826 in the second quarter ended on June 30, 2002 compared to a net profit of $790,449 on sales of $ 6,544,594 for the same period of 2001.

For the first six months the company reported a net profit of $1,946,789 on sales of $12,523,718 compared to net profit of $1,652,061 on sales of $13,512,300 for the same period of 2001.

Despite a slight increase in sales the profit has increased by 39% compared to the same quarter of the previous year. This is mainly due to the devaluation of the Israeli Shekel against the US dollar effectively reducing expenditures in local currency and also, by the resumption of revenues from know-how which did not occur for the same period in 2001.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

TAT TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands U.S $, Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2002 ($)	2001 ($)	2002 ($)	2001 ($)
Revenues	6,660	6,545	12,524	13,512
Gross Profit	2,440	2,124	4,717	4,451
R&d Expenses	54	82	92	162
Other Income	7	86	(37)	63
Income from Operations before Income Taxes	1,188	800	2,114	1,683
Net Income	1,098	790	1,947	1,652
Earnings Per Share	0,25	0,18	0.44	0.37
Weighed Average Shares Outstanding	4,474,986	4,474,986	4,474,986	4,474,986

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES, LTD.

By: ____________________

Name: Israel Offen

Title: Executive Vice President and Chief Financial Officer

Date: September 3, 2002